Algonquin Power & Utilities Corp. To Commence Trading on the New York Stock Exchange

OAKVILLE, Ontario – November 24, 2016 - Algonquin Power & Utilities Corp. ("APUC") (TSX: AQN) announced today that it has received approval to list its common shares for trading on the New York Stock Exchange ("NYSE") commencing on November 29th, 2016 under the ticker symbol "AQN". APUC will retain its listing on the Toronto Stock Exchange ("TSX") under the symbol "AQN”. The company announced its intention to pursue a listing on the NYSE at the time of reporting its third quarter 2016 financial results.

"We continue to expand our operations in the United States, including our pending merger with The Empire District Electric Company,” said Ian Robertson, President and Chief Executive Officer of APUC. “We believe that a NYSE listing supports our commitment to our growing U.S. employee and customer base and will improve our access to capital."

To celebrate its listing, APUC will be ringing the NYSE Opening Bell on Wednesday, November 30th, 2016.

About Algonquin Power & Utilities Corp.
APUC is a $5 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 564,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,300 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Additional information can be found on APUC’s web site www.AlgonquinPowerandUtilities.com or by contacting Investor Relations.

Ian Tharp, CFA	Alison Holditch
Vice President, Investor Relations	Investor Relations and Communications Specialist
Algonquin Power & Utilities Corp.	Algonquin Power & Utilities Corp.
Telephone: (905) 465-6770	Telephone: (905) 465-6748